United States securities and exchange commission logo





                                January 25, 2024

       James Kelly
       Chief Executive Officer
       GRIID Infrastructure Inc.
       2577 Duck Creek Road
       Cincinnati, OH 45212

                                                        Re: GRIID
Infrastructure Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 9,
2024
                                                            File No. 333-276445

       Dear James Kelly:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such security.
   2. Disclose the exercise prices of the warrants compared to the market price of the underlying security. If
the warrants are out the money, please disclose the likelihood that warrant holders will
not exercise their warrants. Provide similar disclosure in the prospectus summary and
MD&A, and disclose that cash proceeds associated with the
                                                        exercises of the
warrants are dependent on the stock price. As applicable, describe the impact on your
liquidity and update the discussion on the ability of your company to fund your operations on a
prospective basis with your current cash on hand.
 James Kelly
FirstName  LastNameJames
GRIID Infrastructure Inc. Kelly
Comapany
January 25,NameGRIID
            2024        Infrastructure Inc.
January
Page 2 25, 2024 Page 2
FirstName LastName
Liquidity and Capital Resources, page 102

3. Please expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If you are likely to have to
         seek additional capital, discuss the effect of this offering on your ability to raise additional capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lauren Pierce at 202-551-3887 or Jeff Kauten at 202-551-3447 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Technology
cc:      Patrick Costello